BOFA SECURITIES, INC.

One Bryant Park

New York, New York 10036

J.P. MORGAN SECURITIES LLC

383 Madison Avenue

New York, New York 10179

ITAU BBA USA SECURITIES, INC.

767 Fifth Avenue, 50th Floor

New York, New York 10153

July 15, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Michelle Miller
Gus Rodriguez
Christopher Dunham
Erin Purnell

Re:	Intercorp Financial Services, Inc.
Request for Acceleration of Effective Date
Registration Statement on Form F-1 (File No. 333-232554)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, (the “Act”), we, the representatives of the several underwriters, hereby join in the request of Intercorp Financial Services, Inc., a Panamanian corporation (sociedad anónima) (the “Company”), for the acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 p.m., Washington, D.C. time, on July 17, 2019, or as soon thereafter as practicable.

Additionally, pursuant to Rule 460 of the Act, we hereby advise you that we have distributed approximately 1,250 copies of the preliminary prospectuses dated July 3, 2019 and July 15, 2019 through the date hereof, to underwriters, dealers, institutional investors and others.

We, the undersigned, as representatives of several underwriters, have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours

BofA Securities, Inc.
J.P. Morgan Securities LLC
Itau BBA USA Securities, Inc.

Acting on behalf of themselves and as the
several Underwriters.

BOFA SECURITIES, INC.

By:	/s/ Michele A. Allong
Name:	Michele A. Allong
Title:	Authorized Signatory

J.P. MORGAN SECURITIES LLC

By:	/s/ Alejandra Fernandez
Name:	Alejandra Fernandez
Title:	Vice President

ITAU BBA USA SECURITIES, INC.

By:	/s/ Roderick Greenlees
Name:	Roderick Greenlees
Title:	Director

By:	/s/ Pedro Garcia de Souza
Name:	Pedro Garcia de Souza
Title:	Managing Director

[Signature Page – Underwriters’ Acceleration Request]